Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Roivant Sciences Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G76279101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G76279101	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 95,031,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 95,031,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,031,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.1%
12	Type of Reporting Person CO

CUSIP No. G76279101	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons SoftBank Vision Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 95,031,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 95,031,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,031,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.1%
12	Type of Reporting Person PN

CUSIP No. G76279101	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 95,031,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 95,031,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,031,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.1%
12	Type of Reporting Person PN

CUSIP No. G76279101	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons SVF Investments (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 95,031,667
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 95,031,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,031,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.1%
12	Type of Reporting Person CO

CUSIP No. G76279101	Schedule 13G	Page 5 of 9

ITEM 1. (a)	Name of Issuer:

Roivant Sciences Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund L.P.

SVF Holdings (UK) LLP

SVF Investments (UK) Limited

(b)	Address or Principal Business Office:

The principal business address for each of SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The principal business address for SoftBank Vision Fund L.P. is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

(c)	Citizenship of each Reporting Person is:

SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited are organized under the laws of England and Wales. SoftBank Vision Fund L.P. is organized under the laws of Jersey.

(d)	Title of Class of Securities:

Common shares, par value $0.0000000341740141 per share (“Common Shares”).

(e)	CUSIP Number:

G76279101

ITEM 3.

Not applicable.

CUSIP No. G76279101	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2022, based upon 726,804,831 Common Shares outstanding as of November 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	95,031,667	13.1%	0	95,031,667	0	95,031,667
SoftBank Vision Fund L.P.	95,031,667	13.1%	0	95,031,667	0	95,031,667
SVF Holdings (UK) LLP	95,031,667	13.1%	0	95,031,667	0	95,031,667
SVF Investments (UK) Limited	95,031,667	13.1%	0	95,031,667	0	95,031,667

SVF Investments (UK) Limited is the record holder of the securities reported herein. SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Investments (UK) Limited.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of SoftBank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G76279101	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G76279101	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2023

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Holdings (UK) LLP
By: SoftBank Vision Fund L.P., its Managing Member
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Investments (UK) Limited
By: SVF Holdings (UK) LLP, its Sole Owner
By: SoftBank Vision Fund L.P., its Managing Member
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. G76279101	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).